United States

Securities and Exchange Commission

Washington, D.C., 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12771

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

2829 Guardian Lane, Virginia Beach, Virginia 23452

(Full title of plan and address of the plan,

if different from that of the issuer named below)

Science Applications International Corporation

10260 Campus Point Drive, San Diego, California 92121

(Name of issuer of the securities held pursuant to

the plan and the address of its principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the AMSEC Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

DATE: June 29, 2005	/s/ GARY M. LISOTA
Gary M. Lisota
President and Chief Executive Officer, AMSEC LLC
Member, AMSEC Retirement Committee

AMSEC Employees

401(k) Profit Sharing Plan

Financial Statements as of and for the

Years Ended December 31, 2004 and 2003,

Supplemental Schedule as of December 31, 2004,

and Report of Independent Registered Public

Accounting Firm

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee

AMSEC Employees 401(k) Profit Sharing Plan

Virginia Beach, Virginia

We have audited the accompanying statements of net assets available for benefits of AMSEC Employees 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the 2004 and 2003 financial statements include Class A Common Stock of Science Applications International Corporation valued at $29,072,330 (24 percent of net assets) and $22,218,183 (23 percent of net assets), respectively, whose values have been determined by the Plan in the absence of readily ascertainable market values. We have examined the procedures used by the Plan in determining the value of such securities and have inspected underlying documentation, and in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those values may differ significantly from the values that would have been used had a public market for the securities existed, and the differences could be material.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of assets held as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia
June 22, 2005

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
INVESTMENTS—at fair value:
SAIC Class A Common Stock	$29,072,330	$22,218,183
Mutual funds	90,913,954	72,770,169
Participant loans	2,705,682	2,568,212

Total investments	122,691,966	97,556,564

COMPANY CONTRIBUTIONS RECEIVABLE	570,795	338,953

NET ASSETS AVAILABLE FOR BENEFITS	$123,262,761	$97,895,517

See notes to financial statements.

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS
NET INVESTMENT GAIN:
Net appreciation in fair value of investments	$10,646,130	$11,374,561
Interest and dividends	1,827,556	1,238,675

Total net investment gain	12,473,686	12,613,236

CONTRIBUTIONS:
Employee contributions	16,360,695	9,668,500
Employer contributions	3,247,276	1,471,475
Assets transferred from another plan	—	10,290,185

Total contributions	19,607,971	21,430,160

Total additions	32,081,657	34,043,396

DEDUCTIONS
Distributions to participants	6,654,646	6,053,175
Assets Transferred Out	58,227	—
Other Deductions	1,540	—

Total deductions	6,714,413	6,053,175

NET ASSET INCREASE	25,367,244	27,990,221
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	97,895,517	69,905,296

End of year	$123,262,761	$97,895,517

See notes to financial statements.

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF PLAN

General—AMSEC LLC (the “Company”, “Plan Sponsor”) is a joint venture between AMSEC Corporation, a wholly-owned subsidiary of Science Applications International Corporation (“SAIC”) and Fleet Services Holding Corporation, a wholly-owned subsidiary of Northrop Grumman Newport News (“NGNN”). The AMSEC Employees 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The authority to control and manage the operation and administration of the Plan is vested in the Company who is named fiduciary for purposes of Section 402(a) of ERISA. The AMSEC Retirement Committee (the “Committee) has the responsibility for the day-to-day administration and operation of the Plan.

On April 10, 2003, the Company entered into an Agreement and Plan of Merger with the shareholders of Planning Consultants, Incorporated (“PCI”), a Virginia Corporation, to acquire all of the shares of stock of PCI. The plan of merger was executed and PCI became a wholly-owned subsidiary of the Company on May 23, 2003. PCI maintained its existing 401(k) Plan, the PCI Savings Plan (the “PCI Plan”), through September 30, 2003. Effective October 1, 2003, the PCI Plan merged with and all of it assets were transferred into the Plan.

On October 14, 2003, the Company entered into an Agreement and Plan of Merger with the shareholders of Eagan McAllister Associates, Inc. (“EMA”), a Maryland Corporation, to acquire all of the shares of stock of EMA. The plan of merger was executed and EMA became a wholly-owned subsidiary of the Company on December 1, 2003. As per the Agreement and Plan of Merger, the EMA Board of Directors approved the termination of the EMA 401(k) Plan as of the closing date of the acquisition and allowed EMA’s employees to rollover their balances into the Plan. An IRS Determination Letter was requested in May 2004. In April 2005, notification was received from the IRS examiner indicating that the request for the EMA 401(k) Plan Termination has been submitted to the IRS Quality Assurance Department for final review. Once the IRS Determination Letter is issued and the EMA 401(k) Plan is terminated, the appropriate steps will be taken to begin distribution of all plan assets in accordance with IRS regulations.

Participation—Generally, employees of the Company are eligible to participate immediately upon commencing employment.

Contributions—The Plan permits participants to elect to defer a percentage of their eligible compensation as allowable under the Plan, up to $13,000 and $12,000 for calendar years 2004 and 2003, respectively. For calendar year 2004, the maximum percentage salary deferral limit through June 30, 2004 was 90% of eligible compensation for PCI legacy employees, and 25% of eligible compensation for all other employees. Effective July 1, 2004, the maximum percentage salary deferral limit was amended to 50% of eligible compensation for all employees, including PCI legacy employees. For calendar year 2003, the maximum percentage salary deferral limit was 25% of participants’ eligible compensation. On October 1, 2003, PCI legacy employees were permitted to elect to defer up to 90% of their eligible compensation, up to $12,000 for calendar year 2003. In addition, a participant who has attained age 50 before the last day of the Plan Year may be eligible to make an additional catch-up contribution. The maximum amount of catch-up contribution for calendar years 2004 and 2003 was $3,000 and $2,000, respectively. The combined salary deferral and catch-up contributions may not exceed 75% of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Matching contributions are made quarterly and allocated on the last day of the calendar quarter to those eligible employees who made salary deferrals for the quarter and who were performing duties as wage-earning employees on the last day of such quarter, and to those eligible employees who died, retired or became disabled during such Plan Year. Matching contributions to the Plan by the Company are discretionary. Matching contributions equated during calendar year 2004 to either:

•	50% match of the first 8% of annual salary the participant contributed if the participant was a former NGNN employee who was eligible to participate in the Newport News Shipbuilding (“NNS”) 401(k) Plan; or

•	100% match of the first 2% of annual salary and 50% match of the second 2% of annual salary the participant contributed if the participant was an employee of PCI prior to the acquisition by AMSEC and was eligible to participate in the PCI Savings Plan; or

•	30% match of the first $5,000 of salary deferrals, to a maximum of $1,500, for all other participants.

Matching contributions equated during the calendar year 2003 to either:

•	62.5% match of the first 8% of annual salary the participant contributed if the participant was a former NGNN employee who was eligible to participate in the NNS 401(k) Plan; or

•	100% match of the first 2% of annual salary and 50% match of the second 2% of annual salary the participant contributed if the participant was an employee of PCI prior to the acquisition by the Company and was eligible to participate in the PCI Savings Plan; or

•	20% match of the first $5,000 of salary deferrals, to a maximum of $1,000, for all other participants.

Company matching contributions are allocated 50% to the SAIC Non Exchangeable Stock Fund and 50% to the participants’ investment choices. Participants’ accounts are adjusted quarterly for the Company’s matching contributions. The Company may elect to make additional discretionary contributions to the Plan. The Company made no additional discretionary contributions for the years ended December 31, 2004 and 2003.

Investment Funds—Participants could direct the investment of their contributions in any combination of 19 and 15 mutual funds as of December 31, 2004 and 2003 respectively. In addition, participants may also invest in SAIC Common Stock via the SAIC Stock Purchase Fund which is a temporary holding fund designed to hold participant and Company contributions until the following SAIC Common Stock limited market trade date (see Note 2). Pending the limited market trade, the contributions are invested in the Vanguard Prime Money Market Fund. At each limited market trade, balances from the fund are transferred into custom funds designed to hold SAIC Common Stock (the “SAIC Stock Funds”).

Participants may transfer their funds among investment options and change their future contribution allocations at any time under rules prescribed by the Committee.

Upon separation of service with SAIC, the Plan allows up to five years for participants to transfer their balances in either of the SAIC Stock Funds first to the Vanguard Prime Money Market Fund, then to any one or more of the mutual funds offered by the Plan. If no election is made, investments in the SAIC Stock Funds will transfer automatically to the Vanguard Prime Money Market Fund.

Participant Accounts—Each participant’s account is credited with participant deferrals and Company contributions in accordance with provisions of the Plan. A participant is entitled to the benefit that can be provided from the participant’s vested account balance.

Vesting—A participant’s interest in each of the participant’s accounts is 100% vested at all times.

Participant Loans—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. The SAIC Stock Funds balances may be used for purposes of determining the vested account balance, but the loan amount may only be withdrawn from the other fund options. The maximum loan term is generally five years, except for a principal residence loan, as defined in the Plan documents, which is twenty-five years. The loans are secured by the balance in the participant’s account and bear interest at prime plus one percentage point at the time funds are borrowed. Currently, the Plan has outstanding loans with interest rates ranging from 5% to 10.50%, with projected maturity dates ranging from January 2005 through October 2027. Principal and interest are paid ratably through biweekly payroll deductions.

Distributions to Participants—Participants may receive their vested account balance in a single lump sum payment in cash following their termination of employment with the Company, retirement date, permanent disability, or in the event of death. A participant may make withdrawals from the Plan prior to attaining age 59-1/2 if the financial hardship falls within the Safe Harbor Rules as specified by the Internal Revenue Service. An unlimited number of withdrawals are allowed after age 59-1/2 and, effective October 1, 2003, from any prior rollover accounts.

2.	INVESTMENT IN SAIC COMMON STOCK

Determination of Stock Price—The price of the SAIC Common Stock is determined by the SAIC Board of Directors (the “Board of Directors”; the “Board”) by using a valuation process that includes input from an independent appraisal firm and a stock price formula adopted by the Board. The stock price remains in effect until subsequently changed. The Board of Directors sets the stock at a price it believes represents fair market value; however, the stock price may not represent the value that would be obtained if the stock were publicly traded. After the Board has established the stock price, the appraiser reviews the price and provides an opinion letter to the Board of Directors and the Committee as to whether the stock price appears to reflect the fair market value of the SAIC Common Stock.

Purchases of SAIC Common Stock—The Plan is not permitted to purchase shares of SAIC Common Stock in the limited market unless the stock price that is established by the Board of Directors is determined by the Committee, in reliance on an appraisal by the independent appraiser, to reflect the fair market value of the shares. If the Plan was not able to purchase shares of SAIC Common Stock, the liquidity of the limited market and the stock price could be adversely impacted.

SAIC Stock Funds—All amounts in the SAIC Stock Funds are invested in SAIC Common Stock, except for estimated cash reserves which are primarily used to provide future benefit distributions, future investment exchanges and other cash needs. Cash remaining after accounting for estimated cash reserves generally will be used to purchase SAIC Common Stock at the stock price then in effect. Shares purchased by the Plan may be acquired in the SAIC limited market or purchased from SAIC. If there are not enough cash reserves in the SAIC Stock Funds to provide benefit distributions and/or investment exchanges, shares held by the SAIC Stock Funds will be offered to SAIC for purchase. In the event SAIC declines to purchase shares, the Plan can offer shares for sale in the SAIC limited market. Exchanges out of the SAIC Stock Funds may be postponed until the time, if ever, that there is enough cash to make required benefit distributions and provide for investment exchanges. Accordingly, exchanges of SAIC Common Stock held in the SAIC Stock Funds may be restricted.

SAIC Limited Market—There is no public market for the SAIC Common Stock. A limited market maintained by the SAIC’s wholly owned broker-dealer subsidiary, Bull, Inc., permits existing stockholders to offer the SAIC Common Stock for sale on predetermined trade dates at the price determined by the SAIC Board of Directors. Generally, there are four trade dates each year; however, a scheduled trade date could be postponed or cancelled. Subject to certain legal and contractual restrictions, SAIC is currently authorized, but not obligated, to purchase shares of SAIC Common Stock in the limited market on any trade date, but only if and to the extent that the number of shares offered for sale by stockholders exceeds the number of shares sought to be purchased by authorized buyers, and SAIC, in its discretion, determines to make such purchases. SAIC has purchased a significant amount of the SAIC Common Stock in the limited market during recent periods. SAIC’s purchases during 2004 and 2003 balanced the number of shares offered for sale by stockholders with the number of shares sought to be purchased by authorized buyers.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation—Investments, except for SAIC Common Stock and participant loans, are carried at fair value based on quoted market prices.

Investment in SAIC Common Stock—The fair value of SAIC Common Stock is based upon the latest price set by the SAIC Board of Directors prior to December 31 (see Note 2). The value of SAIC Common Stock as of December 31, 2004 was based upon a price of $38.14 per share, representing the price set by the Board of Directors on October 8, 2004. The value of the SAIC Common Stock as of December 31, 2003 was based upon a price of $31.79 per share, representing the price set by the Board of Directors on October 10, 2003. The Committee has received opinions from the independent appraisal firm that price of the SAIC Common Stock appears to reflect the fair market value as of the respective valuation dates. The appraiser’s opinion for the October 8, 2004 value assumes SAIC will purchase sufficient shares in the subsequent trade to cause the trade to be fully subscribed and that the shareholders will be able to sell all shares offered for sale in that trade. While SAIC is not obligated to purchase shares, it did purchase sufficient shares in the October 2004 trade to satisfy all offers to sell shares. In the absence of readily ascertainable market values, the Plan has utilized the stock prices set by the SAIC Board of Directors in October of 2004 and 2003 in recording the fair value of the SAIC Common Stock in the accompanying financial statements as of December 31, 2004 and 2003, respectively. Because of the nature of the limited market trading process and other relevant valuation data, the Plan believes that the October prices are representative of the fair value of the shares at December 31.

Investment Gains and Losses—The gains or losses realized on distributions of investments and the unrealized appreciation or depreciation are calculated as the difference between the fair market value and the fair market value of the investments at the beginning of the year, or purchase price if purchased during the year.

Participant Loans—Participant loans are carried at the aggregate unpaid principal balance of loans outstanding which approximates fair value.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan Document.

Benefits Payable—Benefit payments to participants are recorded upon distribution. Benefits payable to participants are not reflected in the accompanying financial statements. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $348,726 and $319,836 at December 31, 2004 and 2003, respectively.

4.	INVESTMENT INFORMATION

The Plan’s investments are held in a trust fund. The fair values of the investments representing 5% or more of the Plan’s assets at December 31, 2004 and 2003 are separately identified below.

	2004	2003
Mutual funds:
American Funds Growth Fund of America	$6,666,285	$—
Vanguard 500 Index Trust	20,935,227	13,304,042
Vanguard Bond Market Index Fund	—	4,897,163
Vanguard Growth and Income Fund	—	5,871,921
Vanguard Prime Money Market Fund	13,615,214	13,157,412
Vanguard U.S. Growth Fund	—	5,395,431
Vanguard Wellesley Income Fund	—	4,977,211
Vanguard Windsor Fund	10,609,133	8,941,107
Other funds	41,793,777	18,794,094
SAIC Class A Common Stock Funds	29,072,330	22,218,183

	$122,691,966	$97,556,564

During the years ended December 31, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Mutual funds	$6,207,024	$9,041,941
SAIC Class A Common Stock	4,439,106	2,332,620

Net appreciation in fair value	$10,646,130	$11,374,561

5.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets relating to the SAIC Non-Exchangeable Stock Fund, a non-participant directed investment, is as follows:

	December 31,
	2004	2003
Investments, at fair value:
SAIC Non-Exchangeable Stock Fund	$4,518,442	$2,706,456

	Year Ended December 31,
	2004	2003
Changes in non-participant directed investments:
Net appreciation of investments	$560,463	$267,077
Interfund transfer in	1,445,375	688,481
Distributions to participants	(193,852)	(139,414)

Total	$1,811,986	$816,144

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company (“Vanguard”). Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. For Plan years 2004 and 2003 the Vanguard Plan administrative fees were $31,500 each year. The Vanguard fee for Non-Discrimination Testing for Plan years 2004 and 2003 was $10,750 each year.

At December 31, 2004 and 2003, the Plan held 762,253 and 698,905 shares, respectively, of Class A Common Stock of SAIC, the member of the Plan Sponsor, with a cost basis of $20,088,814 and $17,172,572, respectively.

7.	FEDERAL INCOME TAX STATUS

The Plan received its latest determination letter from the Internal Revenue Service dated November 9, 2001, indicating the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter (see Note 8). However, the Company, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA.

9.	PLAN AMENDMENTS

The following amendments to the Plan were approved and effective during calendar year 2004:

•	Effective January 1, 2004, the following administrative changes to the employer matching contribution on salary deferrals were made:

•	50% match of the first 8% of annual salary the participant contributed if the participant was a former NGNN employee who transferred to AMSEC LLC and was eligible to participate in the NNS 401(k) Plan;

•	100% match of first 2% of salary deferrals, and 50% match of second 2% of salary deferrals for all participants who were employees of PCI and were eligible to participate in the PCI Savings Plan;

•	30% match of the first $5,000 of salary deferrals, to a maximum of $1,500, for all participants excluding (i) former NGNN employees who were eligible to participate in the NNS 401(k) Plan and transferred to AMSEC LLC (ii) participants who were employees of PCI and were eligible to participate in the PCI Savings Plan.

•	Effective January 1, 2004, the Plan was amended to allow for employees to defer up to 75% of compensation as a catch-up contribution, after taking into account any elective deferrals.

•	Effective July 1, 2004:

•	The Plan was amended to establish that the amount of a participant’s compensation that may be deferred shall be a percentage of the participant’s compensation not to exceed 50%.

•	The Plan was amended to allow for any charges associated with processing a qualified domestic relations order being charged to the account of the Participant; provided, however, that if a qualified domestic relations order so provides, such expenses may instead be charged to the non-employee’s share of the Participant’s account or divided equally between the Participant and the non-employee party but charged to the Participant’s account.

The following amendments to the Plan were approved during calendar year 2003 and effective January 1, 2004:

•	Employer profit sharing contributions and additional company contributions were allowed as designated by a subsidiary or division of AMSEC LLC;

•	The Company was permitted to make special contract contributions for the purpose of meeting the fringe calculations specified in the Service Contract Act (“SCA”). The Company was permitted to establish an employee account for the sole purpose of the employee receiving a special contract contribution.

The following amendments to the Plan were approved and effective during calendar year 2003:

•	Effective January 26, 2003, the Plan was amended to clarify, in accordance with Sarbanes-Oxley Act of 2002, that the SAIC scheduled trade date cycle is not a blackout period as characterized within the Act. The amendment defines the Scheduled Trade Dates as being predetermined times each calendar year and defines the timing of transfers into or out of the SAIC Stock Funds;

•	Effective June 2, 2003, PCI new hires were eligible to participate in the Plan;

•	Effective October 1, 2003:

•	Assets of the PCI Savings Plan were merged and transferred into the Plan;

•	PCI legacy employees were eligible to participate in the Plan;

•	Employer matching contribution through December 31, 2004 was 100% of the first 2% of the individual’s salary deferral, and 50% of the second 2% of the individual’s salary deferral for all PCI legacy employees who participated in the PCI Savings Plan;

•	Normal retirement age under the Plan was changed from 65 years old to 59½;

•	Subject to additional IRS guidance and implementation schedule, PCI legacy employees who were participants of the Plan were allowed to defer up to 90% of their salary into the Plan. All other participants were allowed to defer up to 25% of their salary into the Plan;

•	The Plan adopted the IRS Safe Harbor Rules as guideline in the automation of Hardship Withdrawals;

•	The Plan allowed for in-service withdrawals of funds from Rollover Accounts;

•	PCI legacy employees were permitted to make in-service withdrawals from their Transfer Matching and Profit Sharing Accounts;

•	Effective December 1, 2003:

•	EMA new hires were eligible to participate in the Plan;

•	EMA legacy employees were eligible to participate in the Plan;

•	EMA legacy employees were eligible to rollover EMA 401(k) balances into the Plan.

10.	SUBSEQUENT EVENTS

The following administrative changes and amendments to the Plan were approved and effective during calendar year 2005:

•	Effective January 1, 2005, the Plan was amended increasing the employer matching contribution on salary deferrals to 40% of the first $5,000 of salary deferral, to a maximum of $2,000, for all participants.

•	Effective March 23, 2005, an Automatic Rollover Agreement has been entered into between the Company and Vanguard to select Vanguard as the individual retirement plan (“IRA”) provider to receive automatic rollovers of mandatory distributions described in section 401(a)(31)(B) of the Internal Revenue Code (the “Code”) in a manner consistent with Department of Labor regulation section 2550.404a-2. Vanguard agrees to establish a Vanguard IRA to receive an automatic rollover of a mandatory distribution in excess of $1,000, but less than or equal to $5,000, on behalf of any former Plan Participant (a “Mandatory Distribution”).

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2004	2003
Net assets available for benefits per the financial statements	$123,262,761	$97,895,517
Distribution payable	(348,726)	—

Net Assets available for benefits per Form 5500	$122,914,035	$97,895,517

The following is a reconciliation of claims paid per the financial statements to the Form 5500:

Year Ended December 31, 2004
Distributions to participants per the financial statements	$6,654,646
Add: Amounts payable at December 31, 2004	348,726

Distributions to participants per Form 5500	$7,003,372

* * * * * *

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral	Cost	Current Value
*	SAIC Exchangeable Stock Fund	Company Stock	$16,330,661	$24,553,889
*	SAIC Non-Exchangeable Stock Fund	Company Stock	3,758,153	4,518,441
	American Funds Growth Fund America	Mutual Fund	**	6,666,285
	Columbia Acorn Fund	Mutual Fund	**	1,589,713
	PIMCO Total Return Fund	Mutual Fund	**	361,574
	T. Rowe Mid Cap Growth Fund	Mutual Fund	**	749,974
*	Vanguard 500 Index Fund	Mutual Fund	**	20,935,227
*	Vanguard Growth and Income Fund	Mutual Fund	**	19,625
*	Vanguard International Growth Fund	Mutual Fund	**	4,174,080
*	Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund	**	1,821,875
*	Vanguard LifeStrategy Growth Fund	Mutual Fund	**	1,939,137
*	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	**	5,875,226
*	Vanguard Mid-Cap Index Fund	Mutual Fund	**	3,469,968
*	Vanguard Prime Money Market Fund	Mutual Fund	**	13,615,214
*	Vanguard Short-Term Bond Index Fund	Mutual Fund	**	1,739,647
*	Vanguard Small-Cap Index Fund	Mutual Fund	**	5,511,493
*	Vanguard Total Bond Market Index Fund	Mutual Fund	**	4,854,726
*	Vanguard Total International Stock Index Fund	Mutual Fund	**	673,818
*	Vanguard Wellesley Income Fund	Mutual Fund	**	5,771,037
*	Vanguard Windsor Fund	Mutual Fund	**	10,609,133
*	SAIC Stock Purchase Fund	Mutual Fund	**	536,202
	Participant Loans	Interest rates from 5% to
		10.50%; maturities from
		January 2005 to October 2027	**	2,705,682

	TOTAL INVESTMENTS			$122,691,966

*	Party-in-interest

**	Cost is not required for participant directed funds

Exhibit Index

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP